UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On or about August 13, 2018, Stratasys Ltd. (the “Company”) will begin to distribute to its shareholders of record, as of the close of business on August 6, 2018, a proxy statement and a proxy card for the Company’s 2018 Annual General Meeting of Shareholders scheduled to be held on September 13, 2018 (the “Meeting”).

Attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein are the Company’s proxy statement and proxy card, respectively, for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 8, 2018	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer

Exhibit Index

Exhibit
No.	Description
99.1	Proxy Statement for the 2018 Annual General Meeting of Shareholders
99.2	Proxy Card for the 2018 Annual General Meeting of Shareholders